

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2009

<u>Via Facsimile and U.S. Mail</u>

Nathan G. Danziger
300 Garrison Street
Fremont, OH 43420

Re: Croghan Bancshares, Inc.
Preliminary Proxy Statement on Schedule 14A filed February 24, 2009
by Nathan G. Danziger
File No. 0-20159

Dear Mr. Danziger:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   We note you refer security holders to information that you are required to provide that
         will be contained in the company's proxy statement for the annual meeting. We presume
         that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that
         we believe that reliance upon Rule 14a-5(c) before the company distributes the
         information to security holders would be inappropriate. Alternatively, if you determine
         to disseminate your proxy statement prior to the distribution of the company's proxy
         statement, you must undertake to provide the omitted information to security holders.
         Please advise as to your intent in this regard.

Reasons Why I am Soliciting Proxies

2.   Revise to clarify the number of times that you have attempted in the past to solicit proxies
         in support of your candidacy to the Board. Also describe any other relevant history
         between you and the Company, such as any contacts you have had with management, etc.

3.   We note your assertion that the decrease during the past three years in Croghan's share
         price speaks to Croghan's performance. However, the recent market turmoil and general
         decline in financial activity and stock prices may have impacted the Company's per share
         price. Please revise to disclose this, and to explain why you believe Croghan's
         performance also contributed to the share price decrease.

4.   Please revise to emphasize the pros and cons of some of the actions that you indicate you
         would encourage the Board to take if elected. For example, explain why you believe
         accretive acquisitions with each of the banks named in the proxy would be beneficial to
         the company and disclose potential adverse consequences stemming from such
         acquisitions. Similarly, disclose the current dividend distribution rate and the
         consequences, positive and negative, of establishing a 45% to 50% dividend payout to net
         income ratio at this time.

5.   We note that amongst the actions you would encourage the Board to take is the
         imposition of an age limit reducing the permissible age of a director on the Board from
         76 to 69 years. Given your current age of 69, please revise to explain to shareholders
         why you believe that you would still be a suitable candidate for the position of director.
         Further, if you are able to persuade the Board to reduce the age limit in this manner, will
         you resign when you reach age 70? If so, when would that be?

Information Statement of Nathan G. Danziger

6.   Please revise to more specifically identify the "other issues" that are still the subject of litigation in the Common Pleas Court. Additionally, revise to specify the basis for your assertion that the company's claim of "other issues" is without merit.

Information about Nathan Danziger

7. Disclose whether your loan from Croghan is in good standing.

Other Matters

8.   We note that you intend to solicit proxies by mail, telephone and in-person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, disclose which websites and/or chat rooms you plan to utilize.

9.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Form of Proxy

10.   Under Rule 14a-4(c)(3), a proxy confers discretionary authority on a party other than the issuer " upon matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement of form of proxy." Your statement on the form of proxy purports to reserve the right to exercise discretionary authority with respect to any matter properly brought before the meeting, other than the election of directors for which you solicit explicit proxy authority. Please revise the disclosure on the form of proxy and in the proxy statement about your ability to exercise discretionary authority conferred with the proxies to narrow its scope, in accordance with Rule 14a-4(c)(3).

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing person is in possession of all facts relating to the filing person's disclosure, the filing person is responsible for the accuracy and adequacy of the disclosures he has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions